ADURO
CLEAN TECHNOLOGIES

Nasdaq: ADUR

Corporate Presentation
January 2025

aducleantech.com

The Between Chemistry.

Forward looking statements

DISCLAIMER - This presentation (the "**Presentation**") of **Aduro Clean Technologies Inc.** ("**Aduro**", "we", "our", "us" or the "Corporation") and the material contained herein is for information purposes of the recipient only and shall not constitute an offer to sell, or a solicitation or an offer to buy, any securities of the Corporation. There are substantial risks associated with investing in development stage clean energy technology companies. Potential investors should seek advice from a qualified financial dealer prior to considering any investment in Aduro. No securities commission or similar authority has in any way passed on any of the information contained in this Presentation. The information contained herein is subject to change without notice and is based on publicly available information, internally developed data and other sources.

FORWARD-LOOKING STATEMENTS Where any opinion or belief is expressed in this Presentation, it is based on the assumptions and limitations mentioned herein and is an expression of present opinion or belief only. This Presentation should not be construed as legal, financial or tax advice to any individual, as each individual's circumstances are different. The recipient of this Presentation should consult with its own professional advisors regarding its particular circumstances. Unless defined herein, all capitalized words shall have the meanings ascribed to them elsewhere in the Presentation.

This Presentation contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "achieve", "could", "believe", "plan", "intend", "objective", "continuous", "ongoing", "estimate", "outlook", "expect", "may", "will", "project", "should" or similar words, including negatives thereof, suggesting future outcomes. Forward-looking statements in this Presentation includes, among other things, statements about: our ability to develop and commercialize our chemical technology platform, including advanced chemical recycling of plastic waste, partial upgrading of heavy crude oils, and converting renewable oils to sustainable fuels and chemicals; the potential market size and growth opportunities for our technologies, including the total addressable markets for advanced chemical recycling, partial upgrading of heavy crude oils, and converting renewable oils to sustainable fuels and chemicals; our research and development efforts, including the development of a flexible technology platform with applications in additional market segments; the potential advantages of our Hydrochemolytic™ Technology (HCT) over competing technologies such as thermolysis and pyrolysis used by competitors; our strategic goals for 2025, including the delivery and commissioning of the NGP pilot, the design of the first commercial demonstration unit, and the acceleration and expansion of customer and industry partner engagement; our potential sources and plan for the scale-up of revenue; our business development plans and objectives; that diverse recycling methods are needed to address the global plastic waste problem; and the projected growth of the chemical recycling services market. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be inaccurate or otherwise incorrect. Given these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

Forward-looking statements in this Presentation are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks associated with our ability to successfully develop and commercialize our technologies; our ability to achieve and maintain market acceptance of our technologies; our ability to compete effectively with other companies in our industry; our ability to protect our intellectual property and proprietary technologies; our ability to manage growth and scale our operations; our ability to attract and retain key personnel; our ability to obtain and maintain necessary regulatory approvals; our ability to raise financing for ongoing development and commercialization of our technology; our ability to manage risks associated with international operations; our ability to manage risks associated with changes in laws and regulations; and our ability to manage risks associated with changes in economic and market conditions; risks that we may fail to achieve commercialization of our technology or gain significant market acceptance due to competing or alternative technologies; risks that we may be unable to secure partners for commercialization, or obtain sufficient financing to complete our business objectives; risks that our technology will not prove to be as effective as anticipated or gain market share for various reasons; risks of adverse market conditions or other matters beyond our control.

Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future event or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Neither we nor any of our representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this Presentation. Neither we nor any of our representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this Presentation by you or any of your representatives or for omissions from the information in this Presentation.

THIRD PARTY INFORMATION - This Presentation also contains or references certain market, industry and peer group data which is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these publications and reports to be reliable, it has not independently verified any of the data or other statistical information contained therein, nor has it ascertained or validated the underlying economic or other assumptions relied thereon by these sources and cannot, and does not, provide any representation or assurance as to the accuracy or completeness of the information or data, or the appropriateness of the information or data for any particular analytical purpose, and accordingly, disclaims any liability in relation to such information and data. The Corporation has no intention and undertakes no obligation to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as required by law.

TRADEMARKS AND TRADE NAMES - The Corporation owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of its business. Solely for convenience, the trademarks, service marks, and trade names referred to in this Presentation may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that the Corporation will not assert, to the fullest extent under applicable law, its right to the applicable trademark, service mark or trade name.

We develop **chemical technology platforms** that **transform** low-value materials into higher-value resources with the aim of **unlocking** significant **environmental** and **economic** benefit



The Between Chemistry.

ADURO CLEAN TECHNOLOGIES

Multiple potential market applications

STAGE	APPLICATION	TOTAL POTENTIAL ADDRESSABLE MARKETS
PILOT STAGE	**Advanced chemical recycling of plastic waste**[1] Converting plastic waste streams into valuable resources including chemical precursors & fuels	USD $ 120B BY 2030
	Partial upgrading of heavy crude oils[2] Partial upgrading of heavy crude & asphaltene to lighter crude products	USD $ 50B
ADVANCED RESEARCH	**Converting renewable oils to sustainable fuels and chemicals**[3] Chemical conversion of renewable oils to renewable diesel, sustainable aviation fuel and renewable platform chemicals.	USD $ 121B
FUTURE APPLICATIONS	**Research and development** A flexible technology platform that has applications in additional market segments like rubber tires, by tuning the chemistry and controlling the interplay of processing parameters	







(1) https://www.marketsandmarkets.com/Market-Reports/recycled-plastic-market-115486722.html
(2) https://www.iea.org/reports/oil-market-report-february-2022
(3) https://www.globenewswire.com/news-release/2022/01/19/2369236/0/en/Biofuels-Market-Size-to-Surpass-US-201-21-Billion-by-2030

ADURO CLEAN TECHNOLOGIES

A next-generation technology platform

Turning low-value hydrocarbons into **higher-value products**


ADURO
ADURO

Hydrochemolytic™ Technology

- Ten years of research and development
- One technology platform, multiple applications
- Transforms difficult, low-value materials into valuable resources
- Crucial role in advancing the circular economy
- Operates at lower temperatures
- Higher conversion yields

Benefits

- High tolerance streams
- Lower temperatures
- Higher and quality yield
- Highly saturated product
- No molecular hydrogen
- Minimum post-processing

Strong Patent Strategy

- Strong patent strategy
- 7 patents issued
- 2 patent pending
- More in development

ADURO CLEAN TECHNOLOGIES

Hydrochemolytic™ Technology (HCT)

A new chemical recycling technology, a better approach to converting diverse feedstocks

THERMOLYSIS / PYROLYSIS	CHEMOLYSIS
MURA Technology, BRIGHTMARK, fuenix, PLASTIC ENERGY, REGENYX, BLUEALP, Honeywell UOP, nexus Circular, Alterra, enval, Pryme, ITERO, Renasci, Resynergi, NEW HOPE RECYCLING, QUANTAFUEL	ADURO CLEAN TECHNOLOGIES

At least 70 other companies and university-affiliated institutes globally are investigating the space, see Closed Loop Partners and Nova Institute for more information.
(4) https://www.closedlooppartners.com/wp-content/uploads/2021/11/CLP_Molecular-Recycling-Directory-2021.pdf

Excluded above are destructive decomposition/combustion or non-chemical processes such as physical presorting.

Advanced Chemical Recycling

A niche role for Hydrochemolytic™ Technology



Mechanical recycling
Remelt and recast the plastic without breaking it down
push
Chemical recycling
Break down to make clean chemical feedstock
Pyrolysis
Depolymerization
Aduro Hydrochemolytic™ Technology
push
Uncontrolled release Landfill, incineration, gasification
End of the line solution with limited value
And several negative impact issues

Diverse recycling methods are needed to address global plastic waste problem. The chemical recycling services market is projected to increase from USD$ 15.7B in 2024 to USD$ 149B by 2034. (5)

(5) https://www.futuremarketinsights.com/reports/chemical-recycling-service-market#:~:text=The%20global%20chemical%20recycling%20service,US%24%20149.24%20billion%20by%202034.

ADURO CLEAN TECHNOLOGIES

Global Waste Management Overview
Significant opportunity for chemical recycling

Global plastics production was **400.3 Mt** per annum in 2022. Recycling /recovery rates are only **10%**, 49% of plastics end up in landfill, a further 22% is uncontrolled released into the environment, and 19% is incinerated or gasified for energy generation.



(6)
Production
Global Plastic Production by polymer
bio-attributed
0.5%
recycled
<0.1%
Carbon-captured
<0.1%
Mechanically recycled (post-consumer)
8.9%
Other thermoplastics
7.1%
Other thermosets
8.8%
PS, PS-E
5.2%
PUR
5.3%
PET
6.2%
PE-HD, -MD
12.2%
PVC
12.7%
PE-LD, -LLD
14.1%
PP
18.9%
Circular
Fossil-based
400.3 Mt
in 2022[6]

The Opportunity

This is valuable carbon available for the circular plastic economy.

Innovation in mechanical & chemical recycling is needed for a future state of 75% carbon recovery.



(7)
Recovery
Share of plastics treated by waste management category (2022)
9%
Mechanical Recycling
1%
Chemical Recycling
19%
Incinerated
22%
Uncontrolled Release
49%
Landfill
Landfill
Incineration
Chemical Recycling
Uncontrolled Release
Mechanical Recycling

(6) https://plasticseurope.org/wp-content/uploads/2023/10/Plasticsthefastfacts2023-1.pdf
(7) https://www.oecd.org/en/about/news/press-releases/2022/02/plastic-pollution-is-growing-relentlessly-as-waste-management-and-recycling-fall-short.html

ADURO CLEAN TECHNOLOGIES

Hydrochemolytic™ Technology (HCT) and plastic circularity

A novel, game-changing approach in chemical recycling that can be configured based on the dynamic characteristics of feedstocks with better potential to transform more plastic waste into valuable materials, more sustainably and efficiently than other approaches and technologies today.



Water
H-source
Catalyst
Chain-growth polymers
PP, PE, PS, PVC, EVOH
Step-growth polymers
PET, PA, polyurethane, polyester
Intrinsic Contaminants
Elastomers, metallic layers, fillers etc.
Extrinsic Contaminants
Moisture, organic and inorganic residue, etc
Limited Pre-treatment
Complex, dirty waste streams
Or
Predictable multi-component waste streams
Or
Single, pure polyolefin streams
Modular Hydrochemolytic Technology
Limited Post-treatment

ADURO CLEAN TECHNOLOGIES

Hydrochemolytic™ Technology
Designed for modularity allowing more business options

Hydrochemolytic™ Technology (HCT) is highly configurable to the requirements of a wide range of waste plastic feedstocks.

Simple clean streams from post industrial sources

Waste Plastic Composition – Representative Sample



PE
PP
PA
PET
PS
EVOH
Other



+ Catalyst
+ H-Source
+ Water
Limited Pre-treatment
Modular HCT Reactor System
Very Limited Post-treatment
HCT Oil

Note: Waste composition is largely PE & PE with small amounts of intrinsic and extrinsic contaminating materials.

Hydrochemolytic™ Technology
Designed for modularity allowing more business options

Hydrochemolytic™ Technology (HCT) is highly configurable to the requirements of a wide range of waste plastic feedstocks.

Dirty complex waste streams from post consumer sources

Waste Plastic Composition – Representative Sample



PE
PP
PA
PET
PS
EVOH
Other





+ Catalyst
+ H-Source
+ Water

Limited Pre-treatment

Modular HCT Reactor System

Modular configuration
To address changes in feedstock composition

Limited
Post-treatment

HCT Oil

Note: Waste composition is largely PE & PE with larger amounts of intrinsic and extrinsic contaminating materials.

ADURO CLEAN TECHNOLOGIES

2025 Strategic goals

Three transformational business goals to commercialization

1 **Technology Development**
- Delivery and commission of NGP Pilot Plant by early Q3
- Initiate detailed design of the scaled-up Demonstration Plant

2 **Commercial Program**
- Accelerate and expand customer and industry partners' engagement both for plastic waste recycling and bitumen upgrading.

3 **Intellectual Property**
- Continue to build on the Company's strong patent and Intellectual Property portfolio.
- Refinement of current and new chemical process technologies to further enhance, optimize and implement commercial solutions

Road to commercialization

ADURO CLEAN TECHNOLOGIES

Aduro Engages with Prospective Partners Along the Value Cycle

Legend

- Complex, dirty waste streams – Paid Projects
- Complex, dirty waste streams – Discussions
- Multi-layered, clean streams – Paid Projects
- Multi-layered, clean streams – Discussions



EXTRACTING OF RAW MATERIALS
5 Engagements
CHEMICAL MANUFACTURING
CHEMICAL RECYCLING
DESIGNER/CONVERTER
MECHANICAL RECYCLING
2 Engagements
WASTE MANAGEMENT
3 Engagements
RETAILER
No landfill or incineration of plastic residues
LANDFILL/INCINERATION
WASTE RECOVERY
CONSUMER

Customer Engagement Program (CEP)

2

Customer Engagement Program
From technology evaluation to technology collaborations

Technology Evaluation → Collaboration → Commercialization

Stage-gate engagement to evaluate, refine, and commercialize the technology with early adopters.

Value-adding and revenue-generating process to advance and de-risk the commercialization program.

Engage organizations that are in search for alternative technologies to pyrolysis.

1. **Technology Evaluation**
   We spearhead our technology and provid mainly data and results on general and specific feedstock to our potential partners and customers
2. **Collaboration**
   Together with our partners, we continue to develop, improve, and stabilize pilot-stage and pre-commercial settings, often tailoring solutions to meet the specific needs of each potential partner
3. **Commercialization**
   Continue the journey with first adopters to establish a commercial program

Goal: Convert two clients from Technology Evaluation to Technology Collaboration

ADURO CLEAN TECHNOLOGIES

Revenue opportunities at every stage

During scale-up from simple to complex, Aduro will engage customer with a modular design approach to meet their specific waste plastic management needs.

HCT can be configured for different feedstocks and designed to provide different production solutions

Targeting simple small applications that can generate early-stage revenue

Moving over time to more complex applications

Starting with Technology Evaluations



$$$ Complex, dirty waste streams
Large complex and dirty waste streams
Conversion of large complex and dirty waste streams, like domestic sorting residue, mixed packaging films, and paper recycling rejects.
$$ Multi-layered, clean streams
Predictable multi-component waste streams
Conversion of well-defined and predictable multi-component waste streams with separation challenges, like multi-layer films.
$ Simple, clean streams
Single, pure polyolefin streams
Conversion of single, pure polyolefin streams that are hard to recycle mechanically for non-chemical reasons like logistics or safety. HCT will be straightforward and predictable.
Material Complexity
Revenue
2023
2024
2025
2026
2027

ADURO CLEAN TECHNOLOGIES

Customer Engagement Program (CEP)

Launched CEP to facilitate early-stage engagement with prospective customers.

Technology Evaluation.

November 1, 2022 | Plastic Upcycling


Aduro Selected for Shell GameChanger Program
Shell GameChanger
Shell GameChanger Challenge: Chemical Decarbonization
ADURO

October 11, 2023 | Plastic Upcycling


Aduro Clean Technologies Welcomes New Participants to its Customer Engagement Program
ADURO

November 30, 2023 | Plastic Upcycling


Aduro Clean Technologies Expands Technology Evaluation Scope With Leading Petrochemical Company
ADURO

March 20, 2020 | Bitumen Upgrading


Confidential Oil Major

November 2024 | Plastic Upcycling


Aduro Clean Technologies and GF Building Flow Solutions Americas sign MOU to advance circular solutions for crosslinked polyethylene waste
+GF+ uponor
ADURO

March 2024 | Plastic Upcycling


Aduro Clean Technologies Welcomes a Global Multinational Food Packaging Company into its Customer Engagement Program
ADURO

Paying Customers
Paid engagements starting technology evaluation. Stage-gated approach to advance toward collaboration.

Technology Collaboration

July 30, 2024 | Plastic Upcycling


ADURO
Aduro Clean Technologies Enters New Phase of Collaboration with TotalEnergies

Paying Customers

5 Petrochemical
1 Building materials
1 Food packaging

Customer Engagement Program (CEP)

Technology Collaboration


ADURO CLEAN TECHNOLOGIES
Aduro Clean Technologies Enters New Phase of Collaboration with TotalEnergies
The Between Chemistry.
adurocleantech.com
CSE: ACT | OTCQX: ACTHF | FSE: 9D50
In collaboration with
TotalEnergies

Technology Collaboration Agreement

Together with our potential partners, we continue to develop, improve, and stabilize pilot-stage and pre-commercial settings, often tailoring solutions to meet the specific needs of each potential partner.

The CEP encourages customers to engage with small scopes, then expand the scopes before moving into a collaboration phase.

TotalEnergies timeline

October 11, 2023
Aduro Clean Technologies Welcomes New Participants to its Customer Engagement Program

November 30, 2023
Aduro Clean Technologies Expands Technology Evaluation Scope with Leading Petrochemical Company

July 30, 2024
Aduro Clean Technologies Enters New Phase of Collaboration with TotalEnergies

Sites | Technology Demonstration + Research & Developemt

Office & Laboratory

London I Ontario




ADURO

Sarnia | Ontario


ADURO
CLEAN TECHNOLOGIES









ADURO CLEAN TECHNOLOGIES


sdaq
ADURO
CLEAN TECHNOLOGIES
Nasdaq Closing Bell
Nasdaq
ADURO
CLEAN TECHNOLOGIES
Nasdaq
ADURO
CLEAN TECHNOLOGIES

Capital structure

STOCK LISTING	NASDAQ: **ADUR** | CSE: **ACT** | FSE: **9D50**
SHARES OUTSTANDING (Issued & Outstanding / Fully Diluted)* (Nov 30, 2024)	28,337,984 / 32,944,135
INSIDER OWNERSHIP	39 %
WARRANTS / OPTIONS OUTSTANDING:	1,394,184 / 3,211,966 *
MARKET CAPITALIZATION ** (Nov 30, 2024)	CAD **$228 M** (USD **$159 M**)

* Warrants are exercisable at an average price of CAD **$3.6722** (range CAD $1.625-$6.545), with 16% held by Insiders and Options are exercisable at an average price of CAD **$3.6285** (range CAD $2.1125-$6.50), with 49% held by Insiders.

** Market capitalization is calculated based on total shares issued and outstanding on November 30, 2024, multiplied by the closing price on November 29, 2024, of CAD $8.06.

ADURO CLEAN TECHNOLOGIES